                                                                    EXHIBIT 99.2

                        CONSOLIDATED FINANCIAL STATEMENTS

                     Roadway Express, Inc. and Subsidiaries

             A wholly owned subsidiary of Yellow Roadway Corporation
              Consolidated Balance Sheets as of March 31, 2004 and
     December 31, 2003; Statements of Consolidated Operations and Cash Flows
                  for the three months ended March 31, 2004 and
                       twelve weeks ended March 29, 2003.

                           CONSOLIDATED BALANCE SHEETS
                     Roadway Express, Inc. and Subsidiaries
             A wholly owned subsidiary of Yellow Roadway Corporation
                             (Amounts in thousands)
                                   (Unaudited)

                                                                                                   March 31,        December 31,
                                                                                                        2004                2003
                                                                                                 -----------        ------------
ASSETS

Current Assets:

  Cash and cash equivalents                                                                      $     6,507        $     24,552
  Accounts receivable, net                                                                           332,110             349,016
  Prepaid expenses and other                                                                          44,648              27,317
                                                                                                 -----------        ------------
    Total current assets                                                                             383,265             400,885
                                                                                                 -----------        ------------
Property and Equipment:
  Cost                                                                                               764,124             750,264
  Less - accumulated depreciation                                                                     17,358               2,763
                                                                                                 -----------        ------------
    Net property and equipment                                                                       746,766             747,501
                                                                                                 -----------        ------------
Goodwill                                                                                             477,971             474,513
Intangibles, net                                                                                     369,123             371,081
Other assets                                                                                          11,940               8,441
                                                                                                 -----------        ------------
    TOTAL ASSETS                                                                                 $ 1,989,065        $  2,002,421
                                                                                                 ===========        ============
LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:

  Accounts payable                                                                               $    92,593        $    108,425
  Advances payable to parent and affiliates                                                           62,884             115,202
  Wages, vacations and employees' benefits                                                           196,206             173,298
  Other current and accrued liabilities                                                              134,338             110,566
                                                                                                 -----------        ------------
    Total current liabilities                                                                        486,021             507,491
                                                                                                 -----------        ------------
Other Liabilities:
  Note payable to affiliate                                                                          500,000             500,000
  Deferred income taxes, net                                                                         184,521             186,280
  Accrued pension and postretirement                                                                 216,424             208,785
  Claims and other liabilities                                                                       109,549             110,173
                                                                                                 -----------        ------------
    Total other liabilities                                                                        1,010,494           1,005,238
                                                                                                 -----------        ------------

Parent Company Investment:

  Capital surplus                                                                                    496,296             496,044
  Retained earnings                                                                                   (3,089)             (5,454)
  Accumulated other comprehensive loss                                                                  (657)               (898)
                                                                                                 -----------        ------------
    Total parent company investment                                                                  492,550             489,692
                                                                                                 -----------        ------------
    TOTAL LIABILITIES AND PARENT COMPANY INVESTMENT                                              $ 1,989,065        $  2,002,421
                                                                                                 ===========        ============

        The accompanying notes are an integral part of these statements.

                      STATEMENTS OF CONSOLIDATED OPERATIONS
                     Roadway Express, Inc. and Subsidiaries
             A wholly owned subsidiary of Yellow Roadway Corporation
                             (Amounts in thousands)
                                   (Unaudited)

                                                                                                    Three  |             Twelve
                                                                                             Months Ended  |        Weeks Ended
                                                                                                March 31,  |          March 29,
                                                                                                     2004  |               2003
                                                                                             ------------  |       ------------
                                                                                                           |
OPERATING REVENUE                                                                            $    717,138  |       $    705,244
                                                                                             ------------  |       ------------
OPERATING EXPENSES:                                                                                        |
                                                                                                           |
  Salaries, wages and employees' benefits                                                         453,976  |            439,438
  Operating expenses and supplies                                                                 120,682  |            125,826
  Operating taxes and licenses                                                                     17,916  |             18,379
  Claims and insurance                                                                             12,822  |             13,895
  Depreciation and amortization                                                                    16,078  |             14,924
  Purchased transportation                                                                         80,634  |             74,242
  Losses (gains) on property disposals, net                                                            (7) |                802
                                                                                             ------------  |       ------------
    Total operating expenses                                                                      702,101  |            687,506
                                                                                             ------------  |       ------------
      OPERATING INCOME                                                                             15,037  |             17,738
                                                                                             ------------  |       ------------
                                                                                                           |
NONOPERATING (INCOME) EXPENSES:                                                                            |
  Interest expense                                                                                 10,390  |                799
  Other                                                                                               (96) |               (227)
                                                                                             ------------  |       ------------
    Nonoperating expenses, net                                                                     10,294  |                572
                                                                                             ------------  |       ------------
                                                                                                           |
INCOME BEFORE INCOME TAXES                                                                          4,743  |             17,166
Income tax provision                                                                                2,126  |              6,891
                                                                                             ------------  |       ------------
NET INCOME                                                                                   $      2,617  |       $     10,275
                                                                                             ============          ============

The accompanying notes are an integral part of these statements. Refer to Note 2 for the difference in accounting policies between the periods presented.

                      STATEMENTS OF CONSOLIDATED CASH FLOWS
                     Roadway Express, Inc. and Subsidiaries
             A wholly owned subsidiary of Yellow Roadway Corporation
                             (Amounts in thousands)
                                   (Unaudited)

                                                                                          Three   |         Twelve
                                                                                   Months Ended   |    Weeks Ended
                                                                                      March 31,   |      March 29,
                                                                                           2004   |           2003
                                                                                   ------------   |    -----------
                                                                                                  |
OPERATING ACTIVITIES:                                                                             |
Net income                                                                         $      2,617   |    $    10,275
Noncash items included in net income:                                                             |
  Depreciation and amortization                                                          16,078   |         14,924
  Losses (gains) on property disposals, net                                                  (7)  |            802
  Deferred income tax provision, net                                                     (1,759)  |         (4,787)
Changes in assets and liabilities, net:                                                           |
  Accounts receivable                                                                    16,906   |         15,207
  Accounts payable                                                                      (15,832)  |        (12,067)
  Other working capital items                                                            29,351   |        (15,689)
  Claims and other                                                                        7,015   |              -
Other, net                                                                               (7,077)  |          2,246
                                                                                   ------------   |    -----------
    NET CASH FROM OPERATING ACTIVITIES                                                   47,292   |         10,911
                                                                                   ------------   |    -----------
                                                                                                  |
INVESTING ACTIVITIES:                                                                             |
Acquisition of property and equipment                                                   (12,988)  |        (13,122)
Proceeds from disposal of property and equipment                                            (31)  |            598
                                                                                   ------------   |    -----------
  NET CASH USED IN INVESTING ACTIVITIES                                                 (13,019)  |        (12,524)
                                                                                   ------------   |    -----------
                                                                                                  |
FINANCING ACTIVITIES:                                                                             |
Advances payable to parent and affiliates, net                                          (52,318)  |              -
                                                                                   ------------   |    -----------
  NET CASH USED IN FINANCING ACTIVITIES                                                 (52,318)  |              -
                                                                                   ------------   |    -----------
                                                                                                  |
NET DECREASE IN CASH AND CASH EQUIVALENTS                                               (18,045)  |         (1,613)
                                                                                                  |
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                           24,552   |         82,016
                                                                                   ------------   |    -----------
                                                                                                  |
CASH AND CASH EQUIVALENTS, END OF PERIOD                                           $      6,507   |    $    80,403
                                                                                   ============        ===========

The accompanying notes are an integral part of these statements. Refer to Note 2 for the difference in accounting policies between the periods presented.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Roadway Express, Inc. and Subsidiaries
             A wholly owned subsidiary of Yellow Roadway Corporation
                                   (unaudited)

1.       DESCRIPTION OF BUSINESS

         Roadway Express, Inc. and subsidiaries (also referred to as "Roadway Express," "the Company," "we" or "our"), a wholly owned subsidiary of Roadway LLC, which is wholly owned by Yellow Roadway Corporation ("Yellow Roadway"), is a leading transportation services provider that offers a full range of regional, national and international services for the movement of industrial, commercial and retail goods, primarily through decentralized management and customer facing organizations. Roadway Express owns 100 percent of Reimer Express Lines Ltd. located in Canada that specializes in shipments into, across and out of Canada. Roadway Express has no reportable operating segments as management evaluates operating performance and allocates resources based on Roadway Express consolidated results.

         On December 11, 2003, Yellow Corporation completed the acquisition of Roadway Corporation. The combined company was renamed Yellow Roadway Corporation ("Yellow Roadway"). Roadway Corporation was merged with and into Roadway LLC, a newly formed limited liability company and a wholly owned subsidiary of Yellow Roadway. Consideration for the acquisition included $494 million in cash and 18.0 million shares of Yellow Roadway common stock for a total purchase price of approximately $1.1 billion. Roadway LLC principal segments include Roadway Express and Roadway Next Day Corporation.

2.       PRINCIPLES OF CONSOLIDATION AND SUMMARY OF ACCOUNTING POLICIES

         The accompanying consolidated financial statements include the accounts of Roadway Express and its wholly owned subsidiaries. We have prepared the consolidated financial statements, without audit by independent public accountants, pursuant to the rules and regulations of the Securities and Exchange Commission (SEC). In management's opinion, all normal recurring adjustments necessary for a fair statement of the financial position, results of operations and cash flows for the interim periods included herein have been made. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted from these statements pursuant to SEC rules and regulations. Accordingly, the accompanying consolidated financial statements should be read in conjunction with the consolidated financial statements included as Exhibit 99.4 to the Yellow Roadway Corporation Annual Report on Form 10-K for the year ended December 31, 2003.

         Prior to the acquisition of Roadway Corporation by Yellow Corporation on December 11, 2003, Roadway Corporation and all of its wholly owned subsidiaries, including Roadway Express, operated on thirteen four-week accounting periods with twelve weeks in each of the first three quarters and sixteen weeks in the fourth quarter. As part of the acquisition, Roadway Express adopted a calendar-quarter reporting basis as well as the significant accounting policies of Yellow Roadway Corporation. In addition, we utilized independent third party appraisers to revalue significant assets and liabilities to fair market value, therefore these financial statements are not comparable to prior periods. For accounting policies related to the Consolidated Balance Sheets as of March 31, 2004 and December 31, 2003, and for the Statements of Consolidated Operations and Cash Flows for the three months ended March 31, 2004 and the related notes to financial statements, please refer to the Yellow Roadway Corporation Annual Report on Form 10-K for the year ended December 31, 2003. For accounting policies related to the Statements of Consolidated Operations and Cash Flows for the twelve weeks ended March 29, 2003 and related notes to financial statements, please refer to the Roadway Express financial statements and related notes at December 11, 2003, filed as Exhibit 99.3 to the Yellow Roadway Corporation Annual Report on Form 10-K for the year ended December 31, 2003.

3.       GOODWILL AND INTANGIBLES

         Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired. The following table shows the amount of goodwill and changes therein:

                                                                                Foreign Currency
                                                                                     Translation
                                                                                    Adjustments/
(in thousands)                                         December 31, 2003               Reclasses            March 31, 2004
                                                       -------------------------------------------------------------------
Goodwill                                               $         474,513       $           3,458            $      477,971
                                                       -------------------------------------------------------------------

         As the acquisition of Roadway Corporation by Yellow Corporation occurred in December 2003, the allocation of the purchase price included in the December 31, 2003 and the March 31, 2004 Consolidated Balance Sheets was preliminary and subject to refinement. Although we do not expect any subsequent changes to have a material impact on our results of operations or amounts allocated to goodwill, such changes could result in material adjustments to the preliminary purchase allocation. The most significant pending items include the following: finalization of independent asset valuation for our tangible and intangible assets including associated remaining lives; completion of all direct costs associated with the acquisition; updating our personnel information used to calculate the pension benefit obligation; determination of the fair value of tax-related contingencies; calculation of an estimate for certain contractual obligations; and certain other refinements. As of March 31, 2004 refinements to the purchase price allocation have not been significant. We expect substantially all of the above refinements will be completed by the end of second quarter 2004.

         The components of amortizable intangible assets are as follows:

                                                             March 31, 2004                       December 31, 2003
                                   Weighted             ------------------------              -------------------------
                                    Average                Gross                                 Gross
                                       Life             Carrying     Accumulated              Carrying       Accumulated
(in thousands)                      (years)               Amount    Amortization                Amount      Amortization
                                   --------             ------------------------              --------------------------
Customer related                         19             $ 48,900    $        758              $ 48,900      $        164
Technology based                          3               15,000           1,410                15,000               256
                                                        ------------------------              --------------------------
Intangible assets                                       $ 63,900    $      2,168              $ 63,900      $        420
                                                        ========================              ==========================

         Total marketing related intangible assets with indefinite lives were $307.4 million at March 31, 2004 and $307.6 million at December 31, 2003. These intangible assets are not subject to amortization. The change between periods related to foreign currency translation adjustments.

4.       EMPLOYEE BENEFITS

         COMPONENTS OF NET PERIODIC PENSION COST

         In December 2003, the Financial Accounting Standards Board revised Statement of Financial Accounting Standards ("SFAS") No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits ("SFAS 132R"). SFAS 132R requires the disclosure of the components of the net periodic pension cost recognized during interim periods. The following table sets forth the components of our net periodic pension cost and other postretirement costs for the three months ended March 31, 2004 and twelve weeks ended March 29, 2003:


                                                          Pension Costs                Other Postretirement Costs
                                                    ------------------------           --------------------------
                                                    March 31,  |   March 29,           March 31,   |    March 29,
(in thousands)                                           2004  |        2003                2004   |         2003
                                                    ---------  |   ---------           ---------   |    ---------
                                                               |                                   |
Service cost                                        $   5,401  |   $   4,693           $     471   |    $     466
Interest cost                                           7,331  |       6,257                 783   |          788
Expected return on plan assets                         (6,195) |      (5,059)                  -   |            -
Amortization of net transition obligation                   -  |        (330)                  -   |            -
Amortization of prior service cost                          -  |       1,298                   -   |         (445)
Amortization of net loss                                   16  |          32                   -   |          134
                                                    ---------  |   ---------           ---------   |    ---------
Net periodic pension cost                           $   6,553  |   $   6,891           $   1,254   |    $     943
                                                    =========      =========           =========        =========

         EMPLOYER CONTRIBUTIONS

         In our financial statements for the year ended December 31, 2003, we disclosed that we expect to contribute approximately $20 million to our pension plans in 2004, and this expectation has not changed. As of March 31, 2004, we have not made any contributions to the plans.

5.       COMPREHENSIVE INCOME

         Our comprehensive income for the periods presented includes net income and foreign currency translation adjustments. Comprehensive income for the three months ended March 31, 2004 and twelve weeks ended March 29, 2003 follows:

                                                                       March 31,  |     March 29,
         (in thousands)                                                     2004  |          2003
                                                                       ---------  |     ---------
                                                                                  |
          Net income                                                   $   2,617  |     $  10,275
          Changes in foreign currency translation adjustments                241  |         2,764
                                                                       ---------  |     ---------
          Comprehensive income                                         $   2,858  |     $  13,039
                                                                       =========        =========

6.       SUPPLEMENTAL CASH FLOW INFORMATION

         During the three months ended March 31, 2004, Roadway Express paid $1.2 million in cash for taxes and $67 thousand for interest.

7.       RENTAL EXPENSES

         Roadway Express incurs rental expenses under noncancelable lease agreements for certain buildings and operating equipment. Rental expense is charged to "operating expenses and supplies" on the Statements of Consolidated Operations. The following table represents the actual rental expense, as reflected in operating income, incurred for the three months ended March 31, 2004 and twelve weeks ended March 29, 2003:

                                                                        March 31, |     March 29,
          (in thousands)                                                     2004 |          2003
                                                                        --------- |     ---------
                                                                                  |
          Rental expense                                                $  13,108 |     $  12,972

8.       MULTI-EMPLOYER PENSION PLANS

         Roadway Express contributes to multi-employer health, welfare and pension plans for employees covered by collective bargaining agreements (approximately 75 percent of total employees). The largest of these plans, the Central States Southeast and Southwest Areas Pension Plan (the "Central States Plan") provides retirement benefits to approximately 54 percent of our total employees. The amounts of these contributions are determined by contract and established in the agreements. The health and welfare plans provide health care and disability benefits to active employees and retirees. The pension plans provide defined benefits to retired participants. We recognize as net pension cost the required contribution for the period and recognize as a liability any contributions due and unpaid.

         Under current legislation regarding multi-employer pension plans, a termination, withdrawal or partial withdrawal from any multi-employer plan in an under-funded status would render us liable for a proportionate share of such multi-employer plans' unfunded vested liabilities. This potential unfunded pension liability also applies to our unionized competitors who contribute to multi-employer plans. Based on the limited information available from plan administrators, which we cannot independently validate, we believe that our portion of the contingent liability in the case of a full withdrawal or termination would be material to our financial position and results of operations. Roadway Express has no current intention of taking any action that would subject us to obligations under the legislation.

         Roadway Express has collective bargaining agreements with its unions that stipulate the amount of contributions it must make to union-sponsored, multi-employer pension plans. The Internal Revenue Code and related regulations establish minimum funding requirements for these plans. If any of these plans, including (without limitation) the Central States Plan, fail to meet these requirements and the trustees of these plans are unable to obtain waivers of the requirements from the Internal Revenue Service ("IRS") or reduce pension benefits to a level where the requirements are met, the IRS could impose an excise tax on all employers participating in these plans and require contributions in excess of our contractually agreed upon rates to correct the funding deficiency. If an excise tax were imposed on the participating employers and additional contributions required, it could have a material adverse impact on the financial results of Roadway Express.

9.       RELATED PARTY TRANSACTIONS

         On December 10, 2003, Roadway Express executed a $500 million ten-year Promissory Note to Roadway Corporation (subsequently renamed Roadway
         LLC), accruing interest at the rate of 8.25 percent. Interest is due and payable quarterly, and the principal is due at maturity. All amounts were outstanding at March 31, 2004 and at December 31, 2003.